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Follow-Up Materials

06013369

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hong Kong & China Gas Co Ltd

*CURRENT ADDRESS

PROCESSED

MAY 15 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1543 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT: 5/12/06

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 19:

Towngas
The Hong Kong and China Gas Company Limited

Press Release

FOR IMMEDIATE RELEASE

AR/S
12-31-05

Towngas' 2005 Annual Profit HK$5,281.4 Million

* * *

FINAL DIVIDEND AMOUNTS TO HK23 CENTS PER SHARE

THE YEAR'S RESULTS

(HONG KONG, MARCH 20, 2006) -- The Hong Kong and China Gas Company Limited ("Towngas") today announced its audited consolidated results for the year ended December 31, 2005. The Group's business continued to develop steadily in 2005. Profit after taxation attributable to shareholders of the Group for the year was HK$5,281.4 million including profit after taxation arising from the gas business of HK$3,061.8 million, an increase of HK$19.7 million over 2004. Profits from the sale of properties and a revaluation surplus from an investment property amounted to HK$2,219.6 million.

Profit after taxation attributable to shareholders of the Group for the year included approximately HK$1,621.5 million which represented the Group's share of profits arising from the sale of units at Grand Promenade and King's Park Hill property development projects; and HK$598.1 million which represented the Group's share from a revaluation surplus of an investment property, the International Finance Centre complex, as compared to a revaluation surplus of HK$204.6 million for 2004. After adjusting for the number of shares repurchased and excluding profits from the sale of properties and revaluation surplus of the investment property, earnings per share for the year amounted to HK55 cents compared to HK54 cents for 2004.

The Directors of Towngas recommend a final dividend of HK23 cents per share payable to shareholders whose names are on the Register of Members as at May 12, 2006. Including the interim dividend of HK12 cents per share paid on October 24, 2005, the total dividend payout for the whole year shall be HK35 cents per share. Barring unforeseen circumstances, the forecast dividends per share for 2006 shall not be less than that for 2005.

During the year under review, the Group invested HK$2,395 million in pipelines and facilities in Hong Kong and the mainland, including those relating to the introduction of natural gas to Hong Kong.

GAS BUSINESS IN HONG KONG

Compared with 2004, total gas sales volume in Hong Kong for the year rose by 0.5 per cent; residential gas sales volume increased by 1.4 per cent whereas commercial and industrial gas sales volume decreased by 0.7 per cent. As at the end of 2005, the number of customers was 1,597,273, an increase of 34,995 over 2004.

BUSINESS DEVELOPMENT IN MAINLAND CHINA

The Group's business on the mainland is now entering a new stage of diversification. The Group continues to focus on natural gas and expand its city piped gas and other energy-related businesses. After years of expansion and operation, the Group's gas business is now well-established. Using this as a role model, the Group successfully entered the mainland's water supply and wastewater business in 2005. Involvement in yet another utility sector has further extended the scope of the Group's investments on the mainland.

In early 2006, the Group signed an agreement for establishing a joint venture piped gas project in Xi'an, Shaanxi province. This will be the Group's largest gas investment project on the mainland to date and lays a foundation for the Group's future move into northwestern China, a huge market noted for its rapid economic growth. The Group now has city piped gas joint venture projects in 31 mainland cities across Guangdong, eastern China, Shandong, central China, northern China, northeastern China and western China. To tie in with the arrival of natural gas, the Group's various joint venture projects in Shandong, eastern China and central China including Weihai, Changzhou, Yixing, Wujiang, Maanshan, Huzhou and Wuhan have now fully converted to natural gas. To be in line with the arrival of natural gas in the near future, several joint venture projects in Guangdong province will commence conversion work in the second half of this year. As the availability of natural gas will greatly boost gas consumption, these joint ventures are poised to enter a thriving period for their business development.

Besides city piped gas projects, the Group continues to develop other energy-related businesses. It is participating in the investment and operation of high-pressure natural gas pipeline joint venture projects in Anhui and Hebei provinces. It has also joined hands with Shell Group to invest and operate a high-pressure natural gas pipeline system in Hangzhou, Zhejiang province. Investing in these projects will enable the Group to open up other downstream joint venture projects and thus further strengthen the Group's development in the city-gas market. In addition, the Group has been proactive in developing other natural gas-related businesses including natural gas filling stations for automobiles and district gas air-conditioning systems.

Given the mainland's robust economic development, the demand for energy will continue to increase rapidly. As a result of a temporary shortage of coal, oil and electricity, energy prices remain at a high level. In comparison, natural gas excels both in terms of price level and environmental benefits, and hence its market potential is huge. The Group's mainland city-gas joint ventures are highly praised for their safety, modern management and quality service provision and they have built up an excellent brand reputation across all cities where they are located. Therefore, the Group forecasts a very promising future for its gas business, with a primary focus on natural gas.

Leveraging its rich experience in the city piped gas utility business and its professional expertise in the construction, management and operation of pipelines, the Group has diversified its business portfolio to include the water supply and wastewater business. Synergies between city piped gas and water businesses could certainly increase the cost-effectiveness of both operations. The Chinese government is currently taking a proactive approach to reforming the water sector in order to cope with the increasing demand for clean water and this is providing excellent opportunities for the Group to diversify into the water sector.

In 2005, the Group successfully entered the mainland's water sector. Following the successful establishment of water supply joint ventures in Wujiang, Jiangsu province and Wuhu, Anhui province, in the second half of 2005, the Group established an integrated water supply and wastewater joint venture project with Suzhou Industrial Park in Suzhou, Jiangsu province. Suzhou Industrial Park is geographically well-located given its proximity to Shanghai, Hangzhou and Nanjing, and enjoys robust economic development. With a 50 per cent interest in this project, the Group has further consolidated its investment in the water sector on the mainland. The Group's investment in these three water projects amounts to approximately RMB2 billion in total.

With increasing urbanisation on the mainland and growth in the size of cities, the consumption of water will continue to increase steadily. The Group will seek to capture opportunities resulting from the further opening up of this utility market and continue to develop other city-water projects with a view to further expanding its scope of investments.

The Group's business development on the mainland is progressing well and its businesses are now spread across 33 cities in nine provinces and an area of Beijing. From a local company focusing on a single business, the Group is gradually transforming into a sizable, nation-wide, multi-business corporation.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The Group's liquefied petroleum gas (LPG) filling station business is run by a wholly-owned subsidiary company, ECO Energy Company Limited (ECO). ECO's turnover continued to grow despite rising LPG costs in 2005. One of the major reasons for growth last year was expansion in the number of public light buses using LPG.

ECO's landfill gas project at the North East New Territories (NENT) landfill site is progressing well. Design of a landfill gas treatment facility has already been completed and installation work commenced at the end of 2005. A 19 km pipeline to Tai Po gas production plant, now under construction, is due for completion by April 2006. The plant will use substitute natural gas produced from treated landfill gas to partially replace naphtha as the fuel for town gas production starting from the second quarter of 2006, thereby contributing to the Group's commitment to protect the environment.

PIPELAYING PROJECTS

Paralleling Hong Kong's development, several substantial pipelaying projects are currently under way.

Construction of a 24 km transmission pipeline in the eastern New Territories to augment the capability and reliability of gas supply is progressing smoothly. Town gas supply has been extended to the international theme park at Penny's Bay on Lantau Island which was opened in September 2005.

In order to receive natural gas from the Guangdong Liquefied Natural Gas Terminal, the Group is laying a twin 34 km, 450 mm-diameter submarine pipeline from Chengtoujiao in Shenzhen to Tai Po gas production plant in Hong Kong. The project is progressing smoothly. By the fourth quarter of 2006, the Guangdong LNG Terminal should be supplying natural gas to Hong Kong which will then be used to partially replace naphtha as feedstock for the production of town gas.

PROPERTY DEVELOPMENTS

The Group has approximately a 15.8 per cent interest (15 per cent interest at the end of 2005) in the International Finance Centre (IFC). The shopping mall and office towers of IFC are fully let. The project's hotel complex, comprising Four Seasons Hotel and Four Seasons Place which provide approximately 400 six-star hotel guestrooms and 520 hotel suites respectively, commenced operation in September 2005; business is progressing well.

The Group also has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. This project provides 2,020 units, with a total floor area of approximately 1.7 million square feet. Pre-sale, which commenced in early August 2004, has received a good response. As at the end of 2005, the floor area that had been sold was approximately 1.16 million square feet. Now completed, the whole project is yielding substantial returns to the Group.

The Ma Tau Kok south plant site is being developed into five residential apartment buildings. This project, which has been named the Grand Waterfront, will provide approximately 1,800 units, with a residential floor area of approximately 1.2 million square feet. Total floor area, including the commercial area, will exceed 1.35 million square feet. Construction of the superstructure and fitting out of the interior are now in progress. The project is due for completion by the end of 2006.

BUSINESS OUTLOOK FOR 2006

As Hong Kong's economy was relatively sluggish in the past, the Group froze its gas tariff and monthly maintenance charge at 1998 levels to help ease any potential financial burden of our customers. As a result, the town gas business in Hong Kong remains stagnant. The Group has endeavoured to control costs and enhance productivity and continued to expand and diversify into new markets. The gradual recovery of the local economy and the revival of local consumer sentiment are expected to benefit the Group's business development.

The Company expects an increase of about 32,000 new customers in 2006 and a slight increase in gas sales volume. The Group's joint venture businesses on the mainland will continue to develop rapidly. As the Grand Promenade property development project is now complete and the Grand Waterfront property development project will be completed by the end of 2006, the Board of Directors expects a satisfactory development for the Group's overall businesses in the year 2006.

- end -

Encl.: Final results for 2005 with comparative figures for 2004

March 20, 2006

Issued by A-World Consulting Ltd. on behalf of The Hong Kong and China Gas Co. Ltd.

For press enquiries, please contact:-

Madam Wong Sau Ying/Mr. John Ho

The Hong Kong and China Gas Co. Ltd.

Tel: 2963 3488

Fax: 2516 7368

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 0003)

PRELIMINARY ANNOUNCEMENT OF 2005 ANNUAL RESULTS

The Directors have pleasure in presenting a summary of audited results of the Group for the year ended 31st December 2005 with comparative figures for the previous corresponding year as follows:

CONSOLIDATED INCOME STATEMENT (AUDITED)

For the year ended 31st December 2005

	Note	**2005** **HK$ Million**	Restated 2004 HK$ Million
Turnover	1	**9,350.9**	8,154.0
Operating Profit before Returns on Investments	2	**3,314.8**	3,388.5
Investment Income		**338.2**	208.3
Operating Profit		**3,653.0**	3,596.8
Interest Expense		**(114.6)**	(8.4)
Share of Profits less Losses of Associated Companies		**699.0**	301.1
Share of Profits less Losses of Jointly Controlled Entities		**1,683.0**	33.2
Profit before Taxation		**5,920.4**	3,922.7
Taxation	3	**(628.6)**	(623.0)
Profit for the year		**5,291.8**	3,299.7
Attributable to:			
Shareholders of the Company		**5,281.4**	3,286.8
Minority Interests		**10.4**	12.9
		5,291.8	3,299.7
Dividends	4	**1,935.7**	1,966.7
Earnings per Share - Basic and Diluted, HK cents	5	**94.9**	58.3
Town Gas Sold in Hong Kong, million MJ		**27,260.9**	27,137.0
Number of Customers in Hong Kong as at 31st December		**1,597,273**	1,562,278

The Hong Kong and China Gas Company Limited

CONSOLIDATED BALANCE SHEET (AUDITED)
as at 31st December 2005

	2005 HK$ Million	Restated 2004 HK$ Million
Assets		
Non-Current Assets		
Properties, Plant and Equipment	**10,604.5**	8,566.6
Leasehold Land	**462.5**	403.3
Intangible Assets	**45.8**	-
Associated Companies	**2,060.9**	1,206.7
Jointly Controlled Entities	**5,197.5**	1,709.5
Available-for-Sale Financial Assets	**768.0**	-
Investment Securities	**-**	624.3
	19,139.2	12,510.4
Current Assets		
Property under Development for Sale	**579.8**	242.8
Inventories	**921.3**	732.7
Trade and Other Receivables	**2,104.2**	1,451.7
Loans to Associated Companies	**2,221.0**	2,126.7
Loans to Jointly Controlled Entities	**1,154.2**	888.1
Housing Loans to Staff	**102.8**	127.1
Financial Assets at Fair Value through Profit or Loss	**1,891.0**	-
Trading Securities	**-**	812.2
Time Deposits over three months	**8.7**	354.4
Time Deposits up to three months, Cash and Bank Balances	**1,474.7**	1,848.3
	10,457.7	8,584.0
Current Liabilities		
Trade and Other Payables	**(1,747.5)**	(1,259.4)
Provision for Taxation	**(577.8)**	(180.8)
Borrowings	**(5,857.2)**	(2,742.4)
	(8,182.5)	(4,182.6)
Net Current Assets	**2,275.2**	4,401.4
Total Assets Less Current Liabilities	**21,414.4**	16,911.8
Non-Current Liabilities		
Customers' Deposits	**(982.3)**	(937.0)
Deferred Taxation	**(1,072.7)**	(985.3)
Retirement Benefit Liabilities	**(16.1)**	(46.4)
Borrowings	**(2,424.8)**	-
Loans from Minority Interests	**(74.2)**	(54.2)
	(4,570.1)	(2,022.9)
Net Assets	**16,844.3**	14,888.9
Capital and Reserves		
Share Capital	**1,377.2**	1,403.7
Share Premium	**3,907.8**	3,907.8
Reserves	**9,863.9**	8,001.0
Proposed Dividend	**1,267.0**	1,291.4
Shareholders' Funds	**16,415.9**	14,603.9
Minority Interests	**428.4**	285.0
Total Equity	**16,844.3**	14,888.9

Notes:

1. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong and the Mainland China. Turnover comprises the following:

	2005 HK$ Million	2004 HK$ Million
Gas Sales before Fuel Cost Adjustment	**6,739.9**	6,202.7
Fuel Cost Adjustment	**1,140.5**	666.5
Gas Sales after Fuel Cost Adjustment	**7,880.4**	6,869.2
Equipment Sales	**832.7**	769.8
Maintenance and Services	**247.8**	236.5
Other Sales	**390.0**	278.5
	9,350.9	8,154.0

2. Operating Profit before Returns on Investments

	2005 HK$ Million	2004 HK$ Million
Turnover	**9,350.9**	8,154.0
Less Expenses:		
Stores and Materials Used	**(3,917.4)**	(2,953.3)
Manpower Costs	**(759.0)**	(719.7)
Depreciation and Amortisation	**(504.1)**	(419.3)
Other Operating Items	**(855.6)**	(673.2)
Operating Profit before Returns on Investments	**3,314.8**	3,388.5

3. Taxation

The amount of taxation charged to the consolidated income statement represents:

	2005 HK$ Million	2004 HK$ Million
Current Taxation - Provision for Hong Kong Profits Tax at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year	**541.2**	568.9
Current Taxation - Over provision in prior years	**-**	(26.2)
Deferred Taxation relating to the origination and reversal of temporary differences	**87.4**	80.3
	628.6	623.0

4. Dividends

	2005 HK$ Million	2004 HK$ Million
Interim Dividend — HK 12 cents paid (2004: HK 12 cents) per ordinary share	**668.7**	675.3
Final Dividend — Proposed HK 23 cents (2004: HK 23 cents) per ordinary share	**1,267.0**	1,291.4
	1,935.7	1,966.7

5. Earnings Per Share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$5,281.4 million (2004: HK$3,286.8 million) and the weighted average of 5,565,195,905 shares in issue (2004: 5,634,259,405 shares) after adjusting for the shares repurchased during the year.

As there were no diluted potential ordinary shares outstanding during the year (2004: nil), the diluted earnings per share for the year ended 31st December 2005 is the same as the basic earnings per share.

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(stock code: 0003)

PRELIMINARY ANNOUNCEMENT OF 2005 ANNUAL RESULTS

CHAIRMAN'S STATEMENT

THE YEAR'S RESULTS

The Group's business continued to develop steadily in 2005. Profit after taxation attributable to shareholders of the Group for the year was HK$5,281.4 million including profit after taxation arising from the gas business of HK$3,061.8 million, an increase of HK$19.7 million over 2004. Profits from the sale of properties and a revaluation surplus from an investment property amounted to HK$2,219.6 million.

Profit after taxation attributable to shareholders of the Group for the year included approximately HK$1,621.5 million which represented the Group's share of profits arising from the sale of units at Grand Promenade and King's Park Hill property development projects; and HK$598.1 million which represented the Group's share from a revaluation surplus of an investment property, the International Finance Centre complex, as compared to a revaluation surplus of HK$204.6 million for 2004. After adjusting for the number of shares repurchased and excluding profits from the sale of properties and revaluation surplus of the investment property, earnings per share for the year amounted to HK55 cents compared to HK54 cents for 2004.

During the year under review, the Group invested HK$2,395 million in pipelines and facilities in Hong Kong and the mainland, including those relating to the introduction of natural gas to Hong Kong.

GAS BUSINESS IN HONG KONG

Compared with 2004, total gas sales volume in Hong Kong for the year rose by 0.5 per cent; residential gas sales volume increased by 1.4 per cent whereas commercial and industrial gas sales volume decreased by 0.7 per cent. As at the end of 2005, the number of customers was 1,597,273, an increase of 34,995 over 2004.

BUSINESS DEVELOPMENT IN MAINLAND CHINA

The Group's business on the mainland is now entering a new stage of diversification. The Group continues to focus on natural gas and expand its city piped gas and other energy-related businesses. After years of expansion and operation, the Group's gas business is now well-established. Using this as a role model, the Group successfully entered the mainland's water supply and wastewater business in 2005. Involvement in yet another utility sector has further extended the scope of the Group's investments on the mainland.

In early 2006, the Group signed an agreement for establishing a joint venture piped gas project in Xi'an, Shaanxi province. This will be the Group's largest gas investment project on the mainland to date and lays a foundation for the Group's future move into northwestern China, a huge market noted for its rapid economic growth. The Group now has city piped gas joint venture projects in 31 mainland cities across Guangdong, eastern China, Shandong, central China, northern China, northeastern China and western China. To tie in with the arrival of natural gas, the Group's various joint venture projects in Shandong, eastern China and central China including Weihai, Changzhou, Yixing, Wujiang, Maanshan, Huzhou and Wuhan have now fully converted to natural gas. To be in line with the arrival of natural gas in the near future, several joint venture projects in Guangdong province will commence conversion work in the second half of this year. As the availability of natural gas will greatly boost gas consumption, these joint ventures are poised to enter a thriving period for their business development.

Besides city piped gas projects, the Group continues to develop other energy-related businesses. It is participating in the investment and operation of high-pressure natural gas pipeline joint venture projects in Anhui and Hebei provinces. It has also joined hands with Shell Group to invest and operate a high-pressure natural gas pipeline system in Hangzhou, Zhejiang province. Investing in these projects will enable the Group to open up other downstream joint venture projects and thus further strengthen the Group's development in the city-gas market. In addition, the Group has been proactive in developing other natural gas-related

The effect of these changes on the profit attributable to shareholders, the various balance sheet items and opening shareholders' funds is summarised below:

	HKAS 17 HK$ Million	HKAS 32 and 39 HK$ Million	HKAS 40 HK$ Million	HKFRS 3 HK$ Million	HKAS-INT 21 HK$ Million	Total HK$ Million
For the year ended 31st December 2005						
Decrease in Depreciation Expense	30.5	-	-	-	-	30.5
Increase in Other Operating Expenses	-	-	-	(3.8)	-	(3.8)
Increase in Investment Income	-	43.3	-	-	-	43.3
Increase/(Decrease) in Share of Profits less Losses of Associated Companies	-	-	725.0	-	(126.9)	598.1
Increase/(Decrease) in Profit Attributable to Shareholders	30.5	43.3	725.0	(3.8)	(126.9)	668.1
Increase/(Decrease) in Earnings per Share, HK cents	0.6	0.8	13.0	(0.1)	(2.3)	12.0
As at 1st January 2005						
Increase/(Decrease) in Assets						
Property, Plant and Equipment	(1,741.8)	-	-	-	-	(1,741.8)
Leasehold Land	403.3	-	-	-	-	403.3
Associated Companies	-	-	-	-	(51.7)	(51.7)
Jointly Controlled Entities	-	-	-	6.0	-	6.0
Available-for-Sale Financial Assets	-	209.6	-	-	-	209.6
Financial Assets at Fair Value through Profit or Loss	-	(1.1)	-	-	-	(1.1)
Property under Development for Sale	(1,400.0)	-	-	-	-	(1,400.0)
Financial Liabilities at Fair Value through Profit or Loss	-	(39.8)	-	-	-	(39.8)
	(2,738.5)	168.7	-	6.0	(51.7)	(2,615.5)
Increase/(Decrease) in Shareholders' Funds						
Properties Revaluation Reserve	(3,013.7)	-	(295.7)	-	-	(3,309.4)
Investment Revaluation Reserve	-	209.6	-	-	-	209.6
Unappropriated Profits	275.2	(40.9)	295.7	6.0	(51.7)	484.3
	(2,738.5)	168.7	-	6.0	(51.7)	(2,615.5)

	HKAS 17 HK$ Million	HKAS 40 HK$ Million	HKAS-INT 21 HK$ Million	Total HK$ Million
For the year ended 31st December 2004				
Decrease in Depreciation Expense	30.5	-	-	30.5
Increase/(Decrease) in Share of Profits less Losses of Associated Companies	-	248.0	(43.4)	204.6
Increase/(Decrease) in Profit Attributable to Shareholders	30.5	248.0	(43.4)	235.1
Increase/(Decrease) in Earnings per Share, HK cents	0.5	4.4	(0.8)	4.1
As at 1st January 2004				
Increase/(Decrease) in Assets				
Property, Plant and Equipment	(1,778.3)	-	-	(1,778.3)
Leasehold Land	409.3	-	-	409.3
Associated Companies	-	-	(8.3)	(8.3)
Property under Development for Sale	(1,400.0)	-	-	(1,400.0)
	(2,769.0)	-	(8.3)	(2,777.3)
Increase/(Decrease) in Shareholders' Funds				
Properties Revaluation Reserve	(3,013.7)	(47.7)	-	(3,061.4)
Unappropriated Profits	244.7	47.7	(8.3)	284.1
	(2,769.0)	-	(8.3)	(2,777.3)

2. Turnover and Segment Information

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong and the Mainland China. Turnover comprises the following:

	2005 HK$ Million	2004 HK$ Million
Gas Sales before Fuel Cost Adjustment	6,739.9	6,202.7
Fuel Cost Adjustment	1,140.5	666.5

3. Operating Profit before Returns on Investments

	2005 HK$ Million	2004 HK$ Million
Turnover	9,350.9	8,154.0
Less Expenses:		
Stores and Materials Used	(3,917.4)	(2,953.3)
Manpower Costs	(759.0)	(719.7)
Depreciation and Amortisation	(504.1)	(419.3)
Other Operating Items	(855.6)	(673.2)
Operating Profit before Returns on Investments	3,314.8	3,388.5

4. Taxation

The amount of taxation charged to the consolidated income statement represents:

	2005 HK$ Million	2004 HK$ Million
Current Taxation – Provision for Hong Kong Profits Tax at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year	541.2	568.9
Current Taxation – Over provision in prior years	-	(26.2)
Deferred Taxation relating to the origination and reversal of temporary differences	87.4	80.3
	628.6	623.0

5. Dividends

	2005 HK$ Million	2004 HK$ Million
Interim Dividend – HK 12 cents paid (2004: HK 12 cents) per ordinary share	668.7	675.3
Final Dividend – Proposed HK 23 cents (2004: HK 23 cents) per ordinary share	1,267.0	1,291.4
	1,935.7	1,966.7

6. Earnings Per Share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$5,281.4 million (2004: HK$3,288.8 million) and the weighted average of 5,565,195,905 shares in issue (2004: 5,634,259,405 shares) after adjusting for the shares repurchased during the year.

As there were no diluted potential ordinary shares outstanding during the year (2004: nil), the diluted earnings per share for the year ended 31st December 2005 is the same as the basic earnings per share.

7. Trade and Other Receivables

	2005 HK$ Million	2004 HK$ Million
Trade Receivables *(Note)*	1,322.4	1,153.4
Other Receivables	670.3	256.3
Payment in Advance	111.5	42.0
	2,104.2	1,451.7

Note:

The Group has established credit policies for different types of customers. The credit period offered for trade receivables ranges from 30 to 60 days. These are subject to periodic review by management. As at 31st December 2005, the aging analysis of the trade receivables, net of provision, was as follows:

	2005 HK$ Million	2004 HK$ Million
0 – 30 days	1,142.9	989.6
31 – 60 days	50.2	51.4

Borrowing Structure

As at 31st December 2005, the Group's borrowings amounted to HK$8,282 million (31st December 2004: HK$2,742 million). All bank loans and overdrafts are unsecured and have a floating interest rate, of which HK$2,370 million was long-term bank borrowings and of which HK$5,835 million was with maturity within one year on revolving credit or term loan facilities. As at 31st December 2005, a newly acquired subsidiary in mainland China had a finance lease of HK$77 million equivalent for a portion of its pipeline with quarterly fixed instalment payment up to 2009 (31st December 2004: nil).

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The net gearing ratio net borrowing/(shareholders' funds + net borrowing) for the Group as at 31st December 2005 remained healthy at around 29 per cent (31st December 2004: at around 4 per cent). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$1,891 million as at 31st December 2005 (31st December 2004: HK$812 million), the net gearing ratio net debt/(shareholders' funds + net debt) will be at 23 per cent (31st December 2004: net liquid funds of HK$272 million).

On 15th February 2006, the Group took advantage of the liquidity in the Hong Kong bank market and concluded a HK$3 billion unsecured 5-year syndicated term and revolving loan facilities to refinance its shorter maturity existing loan and finance the general corporate funding requirements at a low benchmark pricing for corporation in Hong Kong.

Contingent Liabilities

As at 31st December 2005, the Group provided guarantees totalling HK$840 million (31st December 2004: HK$929 million) in respect of bank borrowing facilities made available to an associated company.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for the Group's subsidiaries and joint ventures in mainland China are however predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investment there.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 31st December 2005, the investments in securities amounted to HK$2,659 million (31st December 2004: HK$1,437 million). The performance of the Group's investments in securities was satisfactory.

CORPORATE GOVERNANCE

During the year ended 31st December 2005, save as disclosed below, the Company complied with the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Listing Rules.

Under the Code Provision A.4.1 of the Code, non-executive directors should be appointed for a specific term. On 7th September 2005, each of the Non-executive Directors of the Company agreed that, subject to the provisions contained in the Articles of Association of the Company, the term of office of all Non-executive Directors (including Independent Non-executive Directors) shall expire on 31st December 2008 and the Code Provision A.4.1 of the Code has been complied with as from 7th September 2005.

The Code Provisions in B.1 of the Code relate to the establishment of a remuneration committee and its composition, authority and duties. The Company established a remuneration committee on 7th September 2005 and the Code

	2005 HK$ Million	2004 HK$ Million
Gas Sales before Fuel Cost Adjustment	6,739.9	6,202.7
Fuel Cost Adjustment	1,140.5	666.5
Gas Sales after Fuel Cost Adjustment	7,880.4	6,869.2
Equipment Sales	832.7	769.8
Maintenance and Services	247.8	236.5
Other Sales	390.0	278.5
	9,350.9	8,154.0

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

As the Group derives more than 90 per cent of the Group's turnover and trading results from the production, distribution and marketing of gas and related activities, no business segment information is presented. The Group operates, through its subsidiaries companies, associated companies and jointly controlled entities, in Hong Kong and the Mainland China. Information about the Group's operations by geographical segments is as follows:

	Hong Kong		Mainland China		Total	
	2005 HK$ Million	2004 HK$ Million	2005 HK$ Million	2004 HK$ Million	2005 HK$ Million	2004 HK$ Million
Turnover	8,266.9	7,613.2	1,084.0	540.8	9,350.9	8,154.0
Segment Results	3,525.6	3,589.9	118.5	70.7	3,644.0	3,660.6
Unallocated Corporate Expenses					(329.2)	(272.1)
Operating Profit before Returns on Investments					3,314.8	3,388.5
Investment Income					338.2	208.3
Operating Profit					3,653.0	3,596.8
Interest Expense					(114.6)	(8.4)
Share of Profits less Losses of Associated Companies	670.1	271.6	28.9	29.5	699.0	301.1
Share of Profits less Losses of Jointly Controlled Entities	1,584.6	1.2	98.4	32.0	1,683.0	33.2
Profit before Taxation					5,920.4	3,922.7
Taxation					(628.6)	(623.0)
Profit for the year					5,291.8	3,299.7
Attributable to:						
Shareholders of the Company					5,281.4	3,286.8
Minority Interests					10.4	12.9
					5,291.8	3,299.7

Share of profits of associated companies includes HK$598.1 million (2004: HK$204.6 million), being the Group's share of changes in valuation of investment properties at the International Finance Centre complex.

Share of profits of jointly controlled entities includes HK$1,583.8 million (2004: nil), being the Group's share of profits arising from the sale of a portion of the residential units of Grand Promenade.

	Hong Kong		Mainland China		Total	
	2005 HK$ Million	2004 HK$ Million	2005 HK$ Million	2004 HK$ Million	2005 HK$ Million	2004 HK$ Million
Segment Assets	12,942.2	11,974.4	3,259.3	1,625.4	16,201.5	13,599.8
Associated Companies	3,812.4	2,885.2	469.5	448.2	4,281.9	3,333.4
Jointly Controlled Entities	2,711.8	918.4	3,639.9	1,679.2	6,351.7	2,597.6
Unallocated Assets					2,761.8	1,563.6
Total Assets					29,596.9	21,094.4
Segment Liabilities	(1,269.5)	(1,072.8)	(478.0)	(186.6)	(1,747.5)	(1,259.4)
Unallocated Liabilities					(11,005.1)	(4,946.1)
Total Liabilities					(12,752.6)	(6,205.5)
Capital Expenditure	1,133.4	695.6	1,232.5	446.1	2,365.9	1,141.7
Depreciation	411.4	371.0	83.0	39.0	494.4	410.0
Amortisation	8.2	8.3	1.5	1.0	9.7	9.3

	HK$ Million	HK$ Million
0 – 30 days	1,142.9	989.6
31 – 60 days	50.2	51.4
61 – 90 days	15.8	21.1
Over 90 days	113.5	91.3
	1,322.4	1,153.4

8. **Trade and Other Payables**

	2005 HK$ Million	2004 HK$ Million
Trade payables *(Note)*	400.4	262.2
Other payables and Accruals	1,347.1	997.2
	1,747.5	1,259.4

Note:

As at 31st December 2005, the aging analysis of the trade payables was as follows:

	2005 HK$ Million	2004 HK$ Million
0 – 30 days	313.2	229.6
31 – 60 days	13.6	14.6
61 – 90 days	6.9	2.4
Over 90 days	66.7	15.6
	400.4	262.2

DIVIDEND AND CLOSING OF REGISTER OF MEMBERS

The Directors now recommend a final dividend of HK 23 cents per share payable to shareholders of the Company whose names are on the register of members on 12th May 2006. **The register of members will be closed from Wednesday, 10th May 2006 to Friday, 12th May 2006, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 9th May 2006.**

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on Friday, 19th May 2006. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting which is expected to be published on or about Tuesday, 25th April 2006.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 31st December 2005, the Group had a net current borrowings position of HK$4,374 million (31st December 2004: HK$540 million) and long-term borrowings of HK$2,425 million (31st December 2004: nil). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$1,891 million (trading securities as at 31st December 2004: HK$812 million), net current debt as at 31st December 2005 amounted to HK$2,483 million (net liquid funds as at 31st December 2004: HK$272 million). In addition, banking facilities available for use amounted to HK$2,234 million (31st December 2004: HK$2,594 million).

During the year, the Company repurchased 106,010,000 shares on The Stock Exchange of Hong Kong Limited. The aggregate consideration before expenses amounted to HK$1,677 million in cash. Furthermore, investments have been made to a number of promising city gas and water joint ventures in mainland China amounting to HK$2,332 million in 2005 (2004: HK$722 million).

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of funds and unutilised banking facilities to meet its future capital expenditure and working capital requirements.

The Code Provisions in B.1 of the Code relate to the establishment of a remuneration committee and its composition, authority and duties. The Company established a remuneration committee on 7th September 2005 and the Code Provisions in B.1 of the Code have been complied with as from 7th September 2005.

The Company's audit committee held a meeting in March 2006 to review the Group's audited results for the year ended 31st December 2005. PricewaterhouseCoopers ("PwC"), the Group's external auditors, have conducted an audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants.

The figures in respect of the preliminary announcement of the Group's results for the year ended 31st December 2005 have been agreed by PwC to the amounts set out in the Group's consolidated financial statements for the year. The work performed by PwC in this respect was limited and did not constitute an audit, review or other assurance engagement and consequently no assurance has been expressed by PwC for this announcement.

PURCHASE, SALE OR REDEMPTION OF OWN SHARES

During the year, the Company repurchased 106,010,000 shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$1,677,034,850 before expenses. The repurchased shares were subsequently cancelled. The nominal value of the cancelled shares was transferred to the capital redemption reserve and the aggregate consideration was charged to unappropriated profits. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

Month of Repurchase	Number of Shares Repurchased	Price per Share Highest HK$	Price per Share Lowest HK$	Aggregate Consideration Paid HK$
January 2005	16,713,000	15.80	15.25	259,470,550
February 2005	200,000	15.65	15.65	3,130,000
March 2005	6,575,000	15.65	15.20	101,652,900
April 2005	12,415,000	15.70	15.00	191,624,150
September 2005	6,067,000	16.15	15.90	97,369,150
October 2005	62,300,000	16.20	15.80	995,738,850
November 2005	1,740,000	16.15	16.10	28,049,250
Total	106,010,000			1,677,034,850

Save as mentioned above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its own shares during the year.

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 20th March 2006

As at the date of this announcement, the board of directors of the Company comprises:

Non-executive Directors: Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing

Independent Non-executive Directors: Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po

Executive Directors: Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(stock code: 0003)

PRELIMINARY ANNOUNCEMENT OF 2005 ANNUAL RESULTS

CHAIRMAN'S STATEMENT

THE YEAR'S RESULTS

The Group's business continued to develop steadily in 2005. Profit after taxation attributable to shareholders of the Group for the year was HK$5,281.4 million including profit after taxation arising from the gas business of HK$3,061.8 million, an increase of HK$19.7 million over 2004. Profits from the sale of properties and a revaluation surplus from an investment property amounted to HK$2,219.6 million.

Profit after taxation attributable to shareholders of the Group for the year included approximately HK$1,621.5 million which represented the Group's share of profits arising from the sale of units at Grand Promenade and King's Park Hill property development projects; and HK$598.1 million which represented the Group's share from a revaluation surplus of an investment property, the International Finance Centre complex, as compared to a revaluation surplus of HK$204.6 million for 2004. After adjusting for the number of shares repurchased and excluding profits from the sale of properties and revaluation surplus of the investment property, earnings per share for the year amounted to HK55 cents compared to HK54 cents for 2004.

During the year under review, the Group invested HK$2,395 million in pipelines and facilities in Hong Kong and the mainland, including those relating to the introduction of natural gas to Hong Kong.

GAS BUSINESS IN HONG KONG

Compared with 2004, total gas sales volume in Hong Kong for the year rose by 0.5 per cent; residential gas sales volume increased by 1.4 per cent whereas commercial and industrial gas sales volume decreased by 0.7 per cent. As at the end of 2005, the number of customers was 1,597,273, an increase of 34,995 over 2004.

BUSINESS DEVELOPMENT IN MAINLAND CHINA

The Group's business on the mainland is now entering a new stage of diversification. The Group continues to focus on natural gas and expand its city piped gas and other energy-related businesses. After years of expansion and operation, the Group's gas business is now well-established. Using this as a role model, the Group successfully entered the mainland's water supply and wastewater business in 2005. Involvement in yet another utility sector has further extended the scope of the Group's investments on the mainland.

In early 2006, the Group signed an agreement for establishing a joint venture piped gas project in Xi'an, Shaanxi province. This will be the Group's largest gas investment project on the mainland to date and lays a foundation for the Group's future move into northwestern China, a huge market noted for its rapid economic growth. The Group now has city piped gas joint venture projects in 31 mainland cities across Guangdong, eastern China, Shandong, central China, northern China, northeastern China and western China. To tie in with the arrival of natural gas, the Group's various joint venture projects in Shandong, eastern China and central China including Weihai, Changzhou, Yixing, Wujiang, Maanshan, Huzhou and Wuhan have now fully converted to natural gas. To be in line with the arrival of natural gas in the near future, several joint venture projects in Guangdong province will commence conversion work in the second half of this year. As the availability of natural gas will greatly boost gas consumption, these joint ventures are poised to enter a thriving period for their business development.

Besides city piped gas projects, the Group continues to develop other energy-related businesses. It is participating in the investment and operation of high-

Construction of a 24 km transmission pipeline in the eastern New Territories to augment the capability and reliability of gas supply is progressing smoothly. Town gas supply has been extended to the international theme park at Penny's Bay on Lantau Island which was opened in September 2005.

In order to receive natural gas from the Guangdong Liquefied Natural Gas Terminal, the Group is laying a twin 34 km, 450 mm-diameter submarine pipeline from Chengtoujiao in Shenzhen to Tai Po gas production plant in Hong Kong. The project is progressing smoothly. By the fourth quarter of 2006, the Guangdong LNG Terminal should be supplying natural gas to Hong Kong which will then be used to partially replace naphtha as feedstock for the production of town gas.

COMPANY AWARD

The Group gives high priority to quality management, customer services and enhancement of shareholder value, all of which have consistently won us public recognition, both locally and abroad. The Group was rated as one of the top ten companies in Yazhou Zhoukan's 2005 Chinese Business 500 listing and was ranked fourth in Hong Kong.

PROPERTY DEVELOPMENTS

The Group has approximately a 15.8 per cent interest (15 per cent interest at the end of 2005) in the International Finance Centre (IFC). The shopping mall and office towers of IFC are fully let. The project's hotel complex, comprising Four Seasons Hotel and Four Seasons Place which provide approximately 400 six-star hotel guestrooms and 520 hotel suites respectively, commenced operation in September 2005; business is progressing well.

The Group also has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. This project provides 2,020 units, with a total floor area of approximately 1.7 million square feet. Pre-sale, which commenced in early August 2004, has received a good response. As at the end of 2005, the floor area that had been sold was approximately 1.16 million square feet. Now completed, the whole project is yielding substantial returns to the Group.

The Ma Tau Kok south plant site is being developed into five residential apartment buildings. This project, which has been named the Grand Waterfront, will provide approximately 1,800 units, with a residential floor area of approximately 1.2 million square feet. Total floor area, including the commercial area, will exceed 1.35 million square feet. Construction of the superstructure and fitting out of the interior are now in progress. The project is due for completion by the end of 2006.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,901 at the end of 2005. Compared with 2004, the number of customers for the year increased by approximately 35,000 and overall productivity rose by 5.0 per cent. Total remuneration for employees involved directly in the town gas business amounted to HK$615 million for 2005 compared to HK$636 million for 2004. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

On behalf of the Board of Directors, I would like to thank all our employees for their dedication and hard work in creating value for shareholders and customers.

DIVIDEND

The Directors are pleased to recommend a final dividend of HK23 cents per share payable to shareholders whose names are on the Register of Members as

CONSOLIDATED BALANCE SHEET (AUDITED)

as at 31st December 2005

	Note	2005 HK$ Million	Restated 2004 HK$ Million
Assets			
Non-Current Assets			
Property, Plant and Equipment		10,604.5	8,566.6
Leasehold Land		462.5	403.3
Intangible Asset		45.8	–
Associated Companies		2,060.9	1,206.7
Jointly Controlled Entities		5,197.5	1,709.5
Available-for-Sale Financial Assets		768.0	–
Investment Securities		–	624.3
		19,139.2	12,510.4
Current Assets			
Property under Development for Sale		579.8	242.8
Inventories		921.3	732.7
Trade and Other Receivables	7	2,104.2	1,451.7
Loans to Associated Companies		2,221.0	2,126.7
Loans to Jointly Controlled Entities		1,154.2	888.1
Housing Loans to Staff		102.8	127.1
Financial Assets at Fair Value through Profit or Loss		1,891.0	–
Trading Securities		–	812.2
Time Deposits over three months		8.7	354.4
Time Deposits up to three months, Cash and Bank Balances		1,474.7	1,848.3
		10,457.7	8,584.0
Current Liabilities			
Trade and Other Payables	8	(1,747.5)	(1,259.4)
Provision for Taxation		(577.8)	(180.8)
Borrowings		(5,857.2)	(2,742.4)
		(8,182.5)	(4,182.6)
Net Current Assets		2,275.2	4,401.4
Total Assets less Current Liabilities		21,414.4	16,911.8
Non-Current Liabilities			
Customers' Deposits		(982.3)	(937.0)
Deferred Taxation		(1,072.7)	(985.3)
Retirement Benefit Liabilities		(16.1)	(46.4)
Borrowings		(2,424.8)	–
Loans from Minority Interests		(74.2)	(54.2)
		(4,570.1)	(2,022.9)
Net Assets		16,844.3	14,888.9
Capital and Reserves			
Share Capital		1,377.2	1,403.7
Share Premium		3,907.8	3,907.8
Reserves		9,863.9	8,001.0
Proposed Dividend		1,267.0	1,291.4
Shareholders' Funds		16,415.9	14,603.9
Minority Interests		428.4	285.0
Total Equity		16,844.3	14,888.9

Notes:

Besides city piped gas projects, the Group continues to develop other energy-related businesses. It is participating in the investment and operation of high-pressure natural gas pipeline joint venture projects in Anhui and Hebei provinces. It has also joined hands with Shell Group to invest and operate a high-pressure natural gas pipeline system in Hangzhou, Zhejiang province. Investing in these projects will enable the Group to open up other downstream joint venture projects and thus further strengthen the Group's development in the city-gas market. In addition, the Group has been proactive in developing other natural gas-related businesses including natural gas filling stations for automobiles and district gas air-conditioning systems.

Given the mainland's robust economic development, the demand for energy will continue to increase rapidly. As a result of a temporary shortage of coal, oil and electricity, energy prices remain at a high level. In comparison, natural gas excels both in terms of price level and environmental benefits, and hence its market potential is huge. The Group's mainland city-gas joint ventures are highly praised for their safety, modern management and quality service provision and they have built up an excellent brand reputation across all cities where they are located. Therefore, the Group forecasts a very promising future for its gas business, with a primary focus on natural gas.

Leveraging its rich experience in the city piped gas utility business and its professional expertise in the construction, management and operation of pipelines, the Group has diversified its business portfolio to include the water supply and wastewater business. Synergies between city piped gas and water businesses could certainly increase the cost-effectiveness of both operations. The Chinese government is currently taking a proactive approach to reforming the water sector in order to cope with the increasing demand for clean water and this is providing excellent opportunities for the Group to diversify into the water sector.

In 2005, the Group successfully entered the mainland's water sector. Following the successful establishment of water supply joint ventures in Wujiang, Jiangsu province and Wuhu, Anhui province, in the second half of 2005, the Group established an integrated water supply and wastewater joint venture project with Suzhou Industrial Park in Suzhou, Jiangsu province. Suzhou Industrial Park is geographically well-located given its proximity to Shanghai, Hangzhou and Nanjing, and enjoys robust economic development. With a 50 per cent interest in this project, the Group has further consolidated its investment in the water sector on the mainland. The Group's investment in these three water projects amounts to approximately RMB2 billion in total.

With increasing urbanisation on the mainland and growth in the size of cities, the consumption of water will continue to increase steadily. The Group will seek to capture opportunities resulting from the further opening up of this utility market and continue to develop other city-water projects with a view to further expanding its scope of investments.

The Group's business development on the mainland is progressing well and its businesses are now spread across 33 cities in nine provinces and an area of Beijing. From a local company focusing on a single business, the Group is gradually transforming into a sizable, nation-wide, multi-business corporation.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The Group's liquefied petroleum gas (LPG) filling station business is run by a wholly-owned subsidiary company, ECO Energy Company Limited (ECO). ECO's turnover continued to grow despite rising LPG costs in 2005. One of the major reasons for growth last year was expansion in the number of public light buses using LPG.

ECO's landfill gas project at the North East New Territories (NENT) landfill site is progressing well. Design of a landfill gas treatment facility has already been completed and installation work commenced at the end of 2005. A 19 km pipeline to Tai Po gas production plant, now under construction, is due for completion by April 2006. The plant will use substitute natural gas produced from treated landfill gas to partially replace naphtha as the fuel for town gas production starting from the second quarter of 2006, thereby contributing to the Group's commitment to protect the environment.

PIPELAYING PROJECTS

Paralleling Hong Kong's development, several substantial pipelaying projects are currently under way.

The Directors are pleased to recommend a final dividend of HK23 cents per share payable to shareholders whose names are on the Register of Members as at 12th May 2006. Including the interim dividend of HK12 cents per share paid on 24th October 2005, the total dividend payout for the whole year shall be HK35 cents per share.

Barring unforeseen circumstances, the forecast dividends per share for 2006 shall not be less than that for 2005.

BUSINESS OUTLOOK FOR 2006

As Hong Kong's economy was relatively sluggish in the past, the Group froze its gas tariff and monthly maintenance charge at 1998 levels to help ease any potential financial burden of our customers. As a result, the town gas business in Hong Kong remains stagnant. The Group has endeavoured to control costs and enhance productivity and continued to expand and diversify into new markets. The gradual recovery of the local economy and the revival of local consumer sentiment are expected to benefit the Group's business development.

The Company expects an increase of about 32,000 new customers in 2006 and a slight increase in gas sales volume. The Group's joint venture businesses on the mainland will continue to develop rapidly. As the Grand Promenade property development project is now complete and the Grand Waterfront property development project will be completed by the end of 2006, the Board of Directors expects a satisfactory development for the Group's overall businesses in the year 2006.

LEE Shau Kee
Chairman

Hong Kong, 20th March 2006

The Directors have pleasure in presenting a summary of audited results of the Group for the year ended 31st December 2005 with comparative figures for the previous corresponding year as follows:

CONSOLIDATED INCOME STATEMENT (AUDITED)

For the year ended 31st December 2005

	Note	2005 HK$ Million	Restated 2004 HK$ Million
Turnover	2	9,350.9	8,154.0
Operating Profit before Returns on Investments		3,314.8	3,388.5
Investment Income	3	338.2	208.3
Operating Profit		3,653.0	3,596.8
Interest Expense		(114.6)	(8.4)
Share of Profits less Losses of Associated Companies		699.0	301.1
Share of Profits less Losses of Jointly Controlled Entities		1,683.0	33.2
Profit before Taxation		5,920.4	3,922.7
Taxation	4	(628.6)	(623.0)
Profit for the year		5,291.8	3,299.7
Attributable to:			
Shareholders of the Company		5,281.4	3,286.8
Minority Interests		10.4	12.9
		5,291.8	3,299.7
Dividends	5	1,935.7	1,966.7
Earnings per Share – Basic and Diluted, HK cents	6	94.9	58.3
Town Gas Sold in Hong Kong, million MJ		27,260.9	27,137.0
Number of Customers in Hong Kong as at 31st December		1,597,273	1,562,278
Total Equity		16,844.3	14,888.9

Notes:

1. **Changes in Accounting Policies**

The principal accounting policies applied in the preparation of the consolidated accounts have been consistently applied to the two years presented, unless otherwise stated.

The Hong Kong Institute of Certified Public Accountants ("HKICPA") has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("HKAS") (collectively "new HKFRSs") which are effective for accounting periods beginning on or after 1st January 2005. The accounts have been prepared in accordance with HKFRSs and under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities at fair value through profit or loss, which are carried at fair value.

The adoption of the following HKFRSs, which include all HKASs and applicable Interpretations ("HKAS-INTs"), necessitates material changes in accounting policies or presentation of accounts:

(i) The adoption of HKAS 1 "Presentation of Financial Statements" has affected the presentation of minority interests and share of net after tax results of associated companies and jointly controlled entities.

(ii) The adoption of HKAS 17 "Leases" has resulted in a change in accounting policy relating to leasehold land which was previously carried at cost or valuation less accumulated depreciation and impairment as property, plant and equipment and at the lower of carrying amount and net realisable value as property under development for sale. In accordance with the provisions of HKAS 17, the leasehold land is regarded as operating leases and the lease premium and other costs for acquiring the leasehold land are amortised over the terms of the leases.

(iii) The adoption of HKAS 32 "Financial Instruments: Disclosure and Presentation" and 39 "Financial Instrument: Recognition and Measurement", has resulted in changes in accounting policies for recognition, measurement, derecognition and disclosure of financial instruments. Until 31st December 2004, investments of the Group were classified into Investment Securities and Trading Securities which were stated at cost less any provision for impairment and fair value, respectively.

In accordance with provisions of HKAS 39, investments are classified into available-for-sale financial assets, financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the investments are held. Available-for-sale financial assets are carried at fair value with any changes in fair value recognised in the investment revaluation reserve. Financial assets at fair value through profit or loss are carried at fair value with any changes in fair value recognised in the income statement. Loans and receivables are carried at amortised cost less any provision for impairment.

(iv) The adoption of HKAS 40 "Investment Property" has resulted in a change in accounting policy for the Group's share of interest in an investment property through its investment in an associated company. The share of changes in valuation of the investment property was previously dealt with in the properties revaluation reserve. Following the adoption of HKAS 40, the share of changes in valuation of the investment property has been recognised in the income statement.

(v) The adoption of HKAS-INT 21 "Income Taxes – Recovery of Revalued Non-depreciable Assets" has resulted in a change in accounting policy for deferred taxation in respect of the Group's share of revaluation surplus of an investment property through its investment in an associated company. In prior years, deferred tax arising from the revaluation of the investment property was calculated on the basis that the recovery of the carrying amount of the property would be through sale. In accordance with the provisions of HKAS-INT 21, the deferred tax arising from the revaluation of the property should be recalculated on the basis that the recovery of the carrying amount of the property would be through use.

(vi) The adoption of HKFRS 3 "Business Combination" and HKAS 36 "Impairment of Assets" has resulted in a change in accounting policy for goodwill. In prior years, goodwill was amortised on a straight-line basis over a period of not exceeding 20 years and assessed for impairment at each balance sheet date. In accordance with HKFRS 3, the Group ceased amortisation of goodwill from 1st January 2005 and eliminated the accumulated amortisation as at 31st December 2004 with a corresponding decrease in the cost of goodwill. Also, goodwill is tested annually for impairment, as well as when there are indications of impairment.

All relevant changes in the accounting polices have been made in accordance with the respective transitional provisions. All standards adopted by the Group require retrospective application to prior year comparatives other than:

HKFRS 3 – prospectively after 1st January 2005

HKAS 39:

- recognise all derivatives at fair value in the balance sheet on 1st January 2005 and adjust the balance to unappropriated profits;
- redesignate all investments into available-for-sale financial assets, financial assets at fair value through profit or loss and loans and receivables on 1st January 2005;
- remeasure those financial assets that should be measured at fair value and those that should be measured at amortised cost and adjust the balance to reserves at 1st January 2005.

businesses including natural gas filling stations for automobiles and district gas air-conditioning systems.

Given the mainland's robust economic development, the demand for energy will continue to increase rapidly. As a result of a temporary shortage of coal, oil and electricity, energy prices remain at a high level. In comparison, natural gas excels both in terms of price level and environmental benefits, and hence its market potential is huge. The Group's mainland city-gas joint ventures are highly praised for their safety, modern management and quality service provision and they have built up an excellent brand reputation across all cities where they are located. Therefore, the Group forecasts a very promising future for its gas business, with a primary focus on natural gas.

Leveraging its rich experience in the city piped gas utility business and its professional expertise in the construction, management and operation of pipelines, the Group has diversified its business portfolio to include the water supply and wastewater business. Synergies between city piped gas and water businesses could certainly increase the cost-effectiveness of both operations. The Chinese government is currently taking a proactive approach to reforming the water sector in order to cope with the increasing demand for clean water and this is providing excellent opportunities for the Group to diversify into the water sector.

In 2005, the Group successfully entered the mainland's water sector. Following the successful establishment of water supply joint ventures in Wujiang, Jiangsu province and Wuhu, Anhui province, in the second half of 2005, the Group established an integrated water supply and wastewater joint venture project with Suzhou Industrial Park in Suzhou, Jiangsu province. Suzhou Industrial Park is geographically well-located given its proximity to Shanghai, Hangzhou and Nanjing, and enjoys robust economic development. With a 50 per cent interest in this project, the Group has further consolidated its investment in the water sector on the mainland. The Group's investment in these three water projects amounts to approximately RMB2 billion in total.

With increasing urbanisation on the mainland and growth in the size of cities, the consumption of water will continue to increase steadily. The Group will seek to capture opportunities resulting from the further opening up of this utility market and continue to develop other city-water projects with a view to further expanding its scope of investments.

The Group's business development on the mainland is progressing well and its businesses are now spread across 33 cities in nine provinces and an area of Beijing. From a local company focusing on a single business, the Group is gradually transforming into a sizable, nation-wide, multi-business corporation.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The Group's liquefied petroleum gas (LPG) filling station business is run by a wholly-owned subsidiary company, ECO Energy Company Limited (ECO). ECO's turnover continued to grow despite rising LPG costs in 2005. One of the major reasons for growth last year was expansion in the number of public light buses using LPG.

ECO's landfill gas project at the North East New Territories (NENT) landfill site is progressing well. Design of a landfill gas treatment facility has already been completed and installation work commenced at the end of 2005. A 19 km pipeline to Tai Po gas production plant, now under construction, is due for completion by April 2006. The plant will use substitute natural gas produced from treated landfill gas to partially replace naphtha as the fuel for town gas production starting from the second quarter of 2006, thereby contributing to the Group's commitment to protect the environment.

PIPELAYING PROJECTS

Paralleling Hong Kong's development, several substantial pipelaying projects are currently under way.

Construction of a 24 km transmission pipeline in the eastern New Territories to augment the capability and reliability of gas supply is progressing smoothly. Town gas supply has been extended to the international theme park at Penny's Bay on Lantau Island which was opened in September 2005.

In order to receive natural gas from the Guangdong Liquefied Natural Gas Terminal, the Group is laying a twin 34 km, 450 mm-diameter submarine pipeline from Chengtoujiao in Shenzhen to Tai Po gas production plant in Hong Kong. The project is progressing smoothly. By the fourth quarter of 2006, the Guangdong LNG Terminal should be supplying natural gas to Hong Kong which will then be used to partially replace naphtha as feedstock for the production of town gas.

COMPANY AWARD

The Group gives high priority to quality management, customer services and enhancement of shareholder value, all of which have consistently won us public recognition, both locally and abroad. The Group was rated as one of the top ten companies in Yazhou Zhoukan's 2005 Chinese Business 500 listing and was ranked fourth in Hong Kong.

PROPERTY DEVELOPMENTS

The Group has approximately a 15.8 per cent interest (15 per cent interest at the end of 2005) in the International Finance Centre (IFC). The shopping mall and office towers of IFC are fully let. The project's hotel complex, comprising Four Seasons Hotel and Four Seasons Place which provide approximately 400 six-star hotel guestrooms and 520 hotel suites respectively, commenced operation in September 2005; business is progressing well.

The Group also has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. This project provides 2,020 units, with a total floor area of approximately 1.7 million square feet. Pre-sale, which commenced in early August 2004, has received a good response. As at the end of 2005, the floor area that had been sold was approximately 1.16 million square feet. Now completed, the whole project is yielding substantial returns to the Group.

The Ma Tau Kok south plant site is being developed into five residential apartment buildings. This project, which has been named the Grand Waterfront, will provide approximately 1,800 units, with a residential floor area of approximately 1.2 million square feet. Total floor area, including the commercial area, will exceed 1.35 million square feet. Construction of the superstructure and fitting out of the interior are now in progress. The project is due for completion by the end of 2006.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,901 at the end of 2005. Compared with 2004, the number of customers for the year increased by approximately 35,000 and overall productivity rose by 5.0 per cent. Total remuneration for employees involved directly in the town gas business amounted to HK$615 million for 2005 compared to HK$636 million for 2004. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

On behalf of the Board of Directors, I would like to thank all our employees for their dedication and hard work in creating value for shareholders and customers.

DIVIDEND

The Directors are pleased to recommend a final dividend of HK23 cents per share payable to shareholders whose names are on the Register of Members as at 12th May 2006. Including the interim dividend of HK12 cents per share paid on 24th October 2005, the total dividend payout for the whole year shall be HK35 cents per share.

Barring unforeseen circumstances, the forecast dividends per share for 2006 shall not be less than that for 2005.

BUSINESS OUTLOOK FOR 2006

As Hong Kong's economy was relatively sluggish in the past, the Group froze its gas tariff and monthly maintenance charge at 1998 levels to help ease any potential financial burden of our customers. As a result, the town gas business in Hong Kong remains stagnant. The Group has endeavoured to control costs and enhance productivity and continued to expand and diversify into new markets. The gradual recovery of the local economy and the revival of local consumer sentiment are expected to benefit the Group's business development.

The Company expects an increase of about 32,000 new customers in 2006 and a slight increase in gas sales volume. The Group's joint venture businesses on the mainland will continue to develop rapidly. As the Grand Promenade property development project is now complete and the Grand Waterfront property development project will be completed by the end of 2006, the Board of Directors expects a satisfactory development for the Group's overall businesses in the year 2006.

LEE Shau Kee
Chairman

Hong Kong, 20th March 2006

The Directors have pleasure in presenting a summary of audited results of the Group for the year ended 31st December 2005 with comparative figures for the previous corresponding year as follows:

CONSOLIDATED INCOME STATEMENT (AUDITED)

For the year ended 31st December 2005

	Note	**2005** *HK$ Million*	Restated 2004 *HK$ Million*
Turnover	*2*	**9,350.9**	8,154.0
Operating Profit before Returns on Investments	*3*	**3,314.8**	3,388.5
Investment Income		**338.2**	208.3
Operating Profit		**3,653.0**	3,596.8
Interest Expense		**(114.6)**	(8.4)
Share of Profits less Losses of Associated Companies		**699.0**	301.1
Share of Profits less Losses of Jointly Controlled Entities		**1,683.0**	33.2
Profit before Taxation		**5,920.4**	3,922.7
Taxation	*4*	**(628.6)**	(623.0)
Profit for the year		**5,291.8**	3,299.7
Attributable to:			
Shareholders of the Company		**5,281.4**	3,286.8
Minority Interests		**10.4**	12.9
		5,291.8	3,299.7
Dividends	*5*	**1,935.7**	1,966.7
Earnings per Share – Basic and Diluted, HK cents	*6*	**94.9**	58.3
Town Gas Sold in Hong Kong, million MJ		**27,260.9**	27,137.0
Number of Customers in Hong Kong as at 31st December		**1,597,273**	1,562,278

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

CONSOLIDATED BALANCE SHEET (AUDITED)

as at 31st December 2005

	Note	2005 HK$ Million	Restated 2004 HK$ Million
Assets			
Non-Current Assets			
Property, Plant and Equipment		**10,604.5**	8,566.6
Leasehold Land		**462.5**	403.3
Intangible Asset		**45.8**	–
Associated Companies		**2,060.9**	1,206.7
Jointly Controlled Entities		**5,197.5**	1,709.5
Available-for-Sale Financial Assets		**768.0**	–
Investment Securities		**–**	624.3
		19,139.2	12,510.4
Current Assets			
Property under Development for Sale		**579.8**	242.8
Inventories		**921.3**	732.7
Trade and Other Receivables	7	**2,104.2**	1,451.7
Loans to Associated Companies		**2,221.0**	2,126.7
Loans to Jointly Controlled Entities		**1,154.2**	888.1
Housing Loans to Staff		**102.8**	127.1
Financial Assets at Fair Value through Profit or Loss		**1,891.0**	–
Trading Securities		**–**	812.2
Time Deposits over three months		**8.7**	354.4
Time Deposits up to three months, Cash and Bank Balances		**1,474.7**	1,848.3
		10,457.7	8,584.0
Current Liabilities			
Trade and Other Payables	8	**(1,747.5)**	(1,259.4)
Provision for Taxation		**(577.8)**	(180.8)
Borrowings		**(5,857.2)**	(2,742.4)
		(8,182.5)	(4,182.6)
Net Current Assets		**2,275.2**	4,401.4
Total Assets less Current Liabilities		**21,414.4**	16,911.8

Non-Current Liabilities		
Customers' Deposits	**(982.3)**	(937.0)
Deferred Taxation	**(1,072.7)**	(985.3)
Retirement Benefit Liabilities	**(16.1)**	(46.4)
Borrowings	**(2,424.8)**	–
Loans from Minority Interests	**(74.2)**	(54.2)
	(4,570.1)	(2,022.9)
Net Assets	**16,844.3**	14,888.9
Capital and Reserves		
Share Capital	**1,377.2**	1,403.7
Share Premium	**3,907.8**	3,907.8
Reserves	**9,863.9**	8,001.0
Proposed Dividend	**1,267.0**	1,291.4
Shareholders' Funds	**16,415.9**	14,603.9
Minority Interests	**428.4**	285.0
Total Equity	**16,844.3**	14,888.9

Notes:

1. Changes in Accounting Policies

The principal accounting policies applied in the preparation of the consolidated accounts have been consistently applied to the two years presented, unless otherwise stated.

The Hong Kong Institute of Certified Public Accountants ("HKICPA") has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("HKAS") (collectively "new HKFRSs") which are effective for accounting periods beginning on or after 1st January 2005. The accounts have been prepared in accordance with HKFRSs and under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities at fair value through profit or loss, which are carried at fair value.

The adoption of the following HKFRSs, which include all HKASs and applicable Interpretations ("HKAS-INTs"), necessitates material changes in accounting policies or presentation of accounts:

(i) The adoption of HKAS 1 "Presentation of Financial Statements" has affected the presentation of minority interests and share of net after tax results of associated companies and jointly controlled entities.

(ii) The adoption of HKAS 17 "Leases" has resulted in a change in accounting policy relating to leasehold land which was previously carried at cost or valuation less accumulated depreciation and impairment as property, plant and equipment and at the lower of carrying amount and net realisable value as property under development for sale. In accordance with the provisions of HKAS 17, the leasehold land is regarded as operating leases and the lease premium and other costs for acquiring the leasehold land are amortised over the terms of the leases.

(iii) The adoption of HKAS 32 "Financial Instruments: Disclosure and Presentation" and 39 "Financial Instrument: Recognition and Measurement", has resulted in changes in accounting policies for recognition, measurement, derecognition and disclosure of financial instruments. Until 31st December 2004, investments of the Group were classified into Investment Securities and Trading Securities which were stated at cost less any provision for impairment and fair value, respectively.

In accordance with provisions of HKAS 39, investments are classified into available-for-sale financial assets, financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the investments are held. Available-for-sale financial assets are carried at fair value with any changes in fair value recognised in the investment revaluation reserve. Financial assets at fair value through profit or loss are carried at fair value with any changes in fair value recognised in the income statement. Loans and receivables are carried at amortised cost less any provision for impairment.

(iv) The adoption of HKAS 40 "Investment Property" has resulted in a change in accounting policy for the Group's share of interest in an investment property through its investment in an associated company. The share of changes in valuation of the investment property was previously dealt with in the properties revaluation reserve. Following the adoption of HKAS 40, the share of changes in valuation of the investment property has been recognised in the income statement.

(v) The adoption of HKAS-INT 21 "Income Taxes – Recovery of Revalued Non-depreciable Assets" has resulted in a change in accounting policy for deferred taxation in respect of the Group's share of revaluation surplus of an investment property through its investment in an associated company. In prior years, deferred tax arising from the revaluation of the investment property was calculated on the basis that the recovery of the carrying amount of the property would be through sale. In accordance with the provisions of HKAS-INT 21, the deferred tax arising from the revaluation of the property should be recalculated on the basis that the recovery of the carrying amount of the property would be through use.

(vi) The adoption of HKFRS 3 "Business Combination" and HKAS 36 "Impairment of Assets" has resulted in a change in accounting policy for goodwill. In prior years, goodwill was amortised on a straight-line basis over a period of not exceeding 20 years and assessed for impairment at each balance sheet date. In accordance with HKFRS 3, the Group ceased amortisation of goodwill from 1st January 2005 and eliminated the accumulated amortisation as at 31st December 2004 with a corresponding decrease in the cost of goodwill. Also, goodwill is tested annually for impairment, as well as when there are indications of impairment.

All relevant changes in the accounting polices have been made in accordance with the respective transitional provisions. All standards adopted by the Group require retrospective application to prior year comparatives other than:

HKFRS 3 – prospectively after 1st January 2005

HKAS 39:

- recognise all derivatives at fair value in the balance sheet on 1st January 2005 and adjust the balance to unappropriated profits;
- redesignate all investments into available-for-sale financial assets, financial assets at fair value through profit or loss and loans and receivables on 1st January 2005;
- remeasure those financial assets that should be measured at fair value and those that should be measured at amortised cost and adjust the balance to reserves at 1st January 2005.

The effect of these changes on the profit attributable to shareholders, the various balance sheet items and opening shareholders' funds is summarised below:

	HKAS 17	HKAS 32 and 39	HKAS 40	HKFRS 3	HKAS -INT 21	Total
	HK$ Million	*HK$ Million*	*HK$ Million*	*HK$ Million*	*HK$ Million*	*HK$ Million*
For the year ended 31st December 2005						
Decrease in Depreciation Expense	30.5	-	-	-	-	30.5
Increase in Other Operating Expenses	-	-	-	(3.8)	-	(3.8)
Increase in Investment Income	-	43.3	-	-	-	43.3
Increase/(Decrease) in Share of Profits less Losses of Associated Companies	-	-	725.0	-	(126.9)	598.1
Increase/(Decrease) in Profit Attributable to Shareholders	30.5	43.3	725.0	(3.8)	(126.9)	668.1
Increase/(Decrease) in Earnings per Share, HK cents	0.6	0.8	13.0	(0.1)	(2.3)	12.0
As at 1st January 2005						
Increase/(Decrease) in Assets						
Property, Plant and Equipment	(1,741.8)	-	-	-	-	(1,741.8)
Leasehold Land	403.3	-	-	-	-	403.3
Associated Companies	-	-	-	-	(51.7)	(51.7)
Jointly Controlled Entities	-	-	-	6.0	-	6.0
Available-for-Sale Financial Assets	-	209.6	-	-	-	209.6
Financial Assets at Fair Value through Profit or Loss	-	(1.1)	-	-	-	(1.1)
Property under Development for Sale	(1,400.0)	-	-	-	-	(1,400.0)
Financial Liabilities at Fair Value through Profit or Loss	-	(39.8)	-	-	-	(39.8)
	(2,738.5)	168.7	-	6.0	(51.7)	(2,615.5)
Increase/(Decrease) in Shareholders' Funds						
Properties Revaluation Reserve	(3,013.7)	-	(295.7)	-	-	(3,309.4)
Investment Revaluation Reserve	-	209.6	-	-	-	209.6
Unappropriated Profits	275.2	(40.9)	295.7	6.0	(51.7)	484.3
	(2,738.5)	168.7	-	6.0	(51.7)	(2,615.5)

	HKAS 17 HK$ Million	HKAS 40 HK$ Million	HKAS -INT 21 HK$ Million	Total HK$ Million
For the year ended 31st December 2004				
Decrease in Depreciation Expense	30.5	-	-	30.5
Increase/(Decrease) in Share of Profits less Losses of Associated Companies	-	248.0	(43.4)	204.6
Increase/(Decrease) in Profit Attributable to Shareholders	30.5	248.0	(43.4)	235.1
Increase/(Decrease) in Earnings per Share, HK cents	0.5	4.4	(0.8)	4.1
As at 1st January 2004				
Increase/(Decrease) in Assets				
Property, Plant and Equipment	(1,778.3)	-	-	(1,778.3)
Leasehold Land	409.3	-	-	409.3
Associated Companies	-	-	(8.3)	(8.3)
Property under Development for Sale	(1,400.0)	-	-	(1,400.0)
	(2,769.0)	-	(8.3)	(2,777.3)
Increase/(Decrease) in Shareholders' Funds				
Properties Revaluation Reserve	(3,013.7)	(47.7)	-	(3,061.4)
Unappropriated Profits	244.7	47.7	(8.3)	284.1
	(2,769.0)	-	(8.3)	(2,777.3)

2. Turnover and Segment Information

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong and the Mainland China. Turnover comprises the following:

	2005 *HK$ Million*	2004 *HK$ Million*
Gas Sales before Fuel Cost Adjustment	**6,739.9**	6,202.7
Fuel Cost Adjustment	**1,140.5**	666.5
Gas Sales after Fuel Cost Adjustment	**7,880.4**	6,869.2
Equipment Sales	**832.7**	769.8
Maintenance and Services	**247.8**	236.5
Other Sales	**390.0**	278.5
	9,350.9	8,154.0

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

As the Group derives more than 90 per cent of the Group's turnover and trading results from the production, distribution and marketing of gas and related activities, no business segment information is presented. The Group operates, through its subsidiaries companies, associated companies and jointly controlled entities, in Hong Kong and the Mainland China. Information about the Group's operations by geographical segments is as follows:

	Hong Kong		Mainland China		Total	
	2005	2004	**2005**	2004	**2005**	2004
	HK$ Million	*HK$ Million*	***HK$ Million***	*HK$ Million*	***HK$ Million***	*HK$ Million*
Turnover	**8,266.9**	7,613.2	**1,084.0**	540.8	**9,350.9**	8,154.0
Segment Results	**3,525.5**	3,589.9	**118.5**	70.7	**3,644.0**	3,660.6
Unallocated Corporate Expenses					**(329.2)**	(272.1)
Operating Profit before Returns on Investments					**3,314.8**	3,388.5
Investment Income					**338.2**	208.3
Operating Profit					**3,653.0**	3,596.8
Interest Expense					**(114.6)**	(8.4)
Share of Profits less Losses of Associated Companies	**670.1**	271.6	**28.9**	29.5	**699.0**	301.1
Share of Profits less Losses of Jointly Controlled Entities	**1,584.6**	1.2	**98.4**	32.0	**1,683.0**	33.2
Profit before Taxation					**5,920.4**	3,922.7
Taxation					**(628.6)**	(623.0)
Profit for the year					**5,291.8**	3,299.7
Attributable to:						
Shareholders of the Company					**5,281.4**	3,286.8
Minority Interests					**10.4**	12.9
					5,291.8	3,299.7

Share of profits of associated companies includes HK$598.1 million (2004: HK$204.6 million), being the Group's share of changes in valuation of investment properties at the International Finance Centre complex.

Share of profits of jointly controlled entities includes HK$1,583.8 million (2004: nil), being the Group's share of profits arising from the sale of a portion of the residential units of Grand Promenade.

	Hong Kong		Mainland China		Total	
	2005	2004	**2005**	2004	**2005**	2004
	HK$ Million	*HK$ Million*	***HK$ Million***	*HK$ Million*	***HK$ Million***	*HK$ Million*
Segment Assets	**12,942.2**	11,974.4	**3,259.3**	1,625.4	**16,201.5**	13,599.8
Associated Companies	**3,812.4**	2,885.2	**469.5**	448.2	**4,281.9**	3,333.4
Jointly Controlled Entities	**2,711.8**	918.4	**3,639.9**	1,679.2	**6,351.7**	2,597.6
Unallocated Assets					**2,761.8**	1,563.6
Total Assets					**29,596.9**	21,094.4
Segment Liabilities	**(1,269.5)**	(1,072.8)	**(478.0)**	(186.6)	**(1,747.5)**	(1,259.4)
Unallocated Liabilities					**(11,005.1)**	(4,946.1)
Total Liabilities					**(12,752.6)**	(6,205.5)
Capital Expenditure	**1,133.4**	695.6	**1,232.5**	446.1	**2,365.9**	1,141.7
Depreciation	**411.4**	371.0	**83.0**	39.0	**494.4**	410.0
Amortisation	**8.2**	8.3	**1.5**	1.0	**9.7**	9.3

3. Operating Profit before Returns on Investments

	2005	2004
	HK$ Million	*HK$ Million*
Turnover	**9,350.9**	8,154.0
Less Expenses:		
Stores and Materials Used	**(3,917.4)**	(2,953.3)
Manpower Costs	**(759.0)**	(719.7)
Depreciation and Amortisation	**(504.1)**	(419.3)
Other Operating Items	**(855.6)**	(673.2)
Operating Profit before Returns on Investments	**3,314.8**	3,388.5

4. Taxation

The amount of taxation charged to the consolidated income statement represents:

	2005 *HK$ Million*	2004 *HK$ Million*
Current Taxation – Provision for Hong Kong Profits Tax at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year	**541.2**	568.9
Current Taxation – Over provision in prior years	**–**	(26.2)
Deferred Taxation relating to the origination and reversal of temporary differences	**87.4**	80.3
	628.6	623.0

5. Dividends

	2005 *HK$ Million*	2004 *HK$ Million*
Interim Dividend – HK 12 cents paid (2004: HK 12 cents) per ordinary share	**668.7**	675.3
Final Dividend – Proposed HK 23 cents (2004: HK 23 cents) per ordinary share	**1,267.0**	1,291.4
	1,935.7	1,966.7

6. Earnings Per Share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$5,281.4 million (2004: HK$3,286.8 million) and the weighted average of 5,565,195,905 shares in issue (2004: 5,634,259,405 shares) after adjusting for the shares repurchased during the year.

As there were no diluted potential ordinary shares outstanding during the year (2004: nil), the diluted earnings per share for the year ended 31st December 2005 is the same as the basic earnings per share.

7. Trade and Other Receivables

	2005 *HK$ Million*	2004 *HK$ Million*
Trade Receivables *(Note)*	**1,322.4**	1,153.4
Other Receivables	**670.3**	256.3
Payment in Advance	**111.5**	42.0
	2,104.2	1,451.7

Note:

The Group has established credit policies for different types of customers. The credit period offered for trade receivables ranges from 30 to 60 days. These are subject to periodic review by management. As at 31st December 2005, the aging analysis of the trade receivables, net of provision, was as follows:

	2005 *HK$ Million*	2004 *HK$ Million*
0 – 30 days	**1,142.9**	989.6
31 – 60 days	**50.2**	51.4
61 – 90 days	**15.8**	21.1
Over 90 days	**113.5**	91.3
	1,322.4	1,153.4

8. Trade and Other Payables

	2005 *HK$ Million*	2004 *HK$ Million*
Trade payables *(Note)*	**400.4**	262.2
Other payables and Accruals	**1,347.1**	997.2
	1,747.5	1,259.4

Note:

As at 31st December 2005, the aging analysis of the trade payables was as follows:

	2005 *HK$ Million*	2004 *HK$ Million*
0 – 30 days	**313.2**	229.6
31 – 60 days	**13.6**	14.6
61 – 90 days	**6.9**	2.4
Over 90 days	**66.7**	15.6
	400.4	262.2

DIVIDEND AND CLOSING OF REGISTER OF MEMBERS

The Directors now recommend a final dividend of HK 23 cents per share payable to shareholders of the Company whose names are on the register of members on 12th May 2006. **The register of members will be closed from Wednesday, 10th May 2006 to Friday, 12th May 2006, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 9th May 2006.**

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on Friday, 19th May 2006. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting which is expected to be published on or about Tuesday, 25th April 2006.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 31st December 2005, the Group had a net current borrowings position of HK$4,374 million (31st December 2004: HK$540 million) and long-term borrowings of HK$2,425 million (31st December 2004: nil). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$1,891 million (trading securities as at 31st December 2004: HK$812 million), net current debt as at 31st December 2005 amounted to HK$2,483 million (net liquid funds as at 31st December 2004: HK$272 million). In addition, banking facilities available for use amounted to HK$2,234 million (31st December 2004: HK$2,594 million).

During the year, the Company repurchased 106,010,000 shares on The Stock Exchange of Hong Kong Limited. The aggregate consideration before expenses amounted to HK$1,677 million in cash. Furthermore, investments have been made to a number of promising city gas and water joint ventures in mainland China amounting to HK$2,332 million in 2005 (2004: HK$722 million).

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of funds and unutilised banking facilities to meet its future capital expenditure and working capital requirements.

Borrowing Structure

As at 31st December 2005, the Group's borrowings amounted to HK$8,282 million (31st December 2004: HK$2,742 million). All bank loans and overdrafts are unsecured and have a floating interest rate, of which HK$2,370 million was long-term bank borrowings and of which HK$5,835 million was with maturity within one year on revolving credit or term loan facilities. As at 31st December 2005, a newly acquired subsidiary in mainland China had a finance lease of HK$77 million equivalent for a portion of its pipeline with quarterly fixed instalment payment up to 2009 (31st December 2004: nil).

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The net gearing ratio net borrowing/(shareholders' funds + net borrowing) for the Group as at 31st December 2005 remained healthy at around 29 per cent (31st December 2004: at around 4 per cent). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$1,891 million as at 31st December 2005 (31st December 2004: HK$812 million), the net gearing ratio net debt/ (shareholders' funds + net debt) will be at 23 per cent (31st December 2004: net liquid funds of HK$272 million).

On 15th February 2006, the Group took advantage of the liquidity in the Hong Kong bank market and concluded a HK$3 billion unsecured 5-year syndicated term and revolving loan facilities to refinance its shorter maturity existing loan and finance the general corporate funding requirements at a low benchmark pricing for corporation in Hong Kong.

Contingent Liabilities

As at 31st December 2005, the Group provided guarantees totalling HK$840 million (31st December 2004: HK$929 million) in respect of bank borrowing facilities made available to an associated company.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for the Group's subsidiaries and joint ventures in mainland China are however predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investment there.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 31st December 2005, the investments in securities amounted to HK$2,659 million (31st December 2004: HK$1,437 million). The performance of the Group's investments in securities was satisfactory.

CORPORATE GOVERNANCE

During the year ended 31st December 2005, save as disclosed below, the Company complied with the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Listing Rules.

Under the Code Provision A.4.1 of the Code, non-executive directors should be appointed for a specific term. On 7th September 2005, each of the Non-executive Directors of the Company agreed that, subject to the provisions contained in the Articles of Association of the Company, the term of office of all Non-executive Directors (including Independent Non-executive Directors) shall expire on 31st December 2008 and the Code Provision A.4.1 of the Code has been complied with as from 7th September 2005.

The Code Provisions in B.1 of the Code relate to the establishment of a remuneration committee and its composition, authority and duties. The Company established a remuneration committee on 7th September 2005 and the Code Provisions in B.1 of the Code have been complied with as from 7th September 2005.

The Company's audit committee held a meeting in March 2006 to review the Group's audited results for the year ended 31st December 2005. PricewaterhouseCoopers ("PwC"), the Group's external auditors, have conducted an audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants.

The figures in respect of the preliminary announcement of the Group's results for the year ended 31st December 2005 have been agreed by PwC to the amounts set out in the Group's consolidated financial statements for the year. The work performed by PwC in this respect was limited and did not constitute an audit, review or other assurance engagement and consequently no assurance has been expressed by PwC for this announcement.

PURCHASE, SALE OR REDEMPTION OF OWN SHARES

During the year, the Company repurchased 106,010,000 shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$1,677,034,850 before expenses. The repurchased shares were subsequently cancelled. The nominal value of the cancelled shares was transferred to the capital redemption reserve and the aggregate consideration was charged to unappropriated profits. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

Month of Repurchase	Number of Shares Repurchased	Price per Share Highest	Lowest	Aggregate Consideration Paid
		HK$	*HK$*	*HK$*
January 2005	16,713,000	15.80	15.25	259,470,550
February 2005	200,000	15.65	15.65	3,130,000
March 2005	6,575,000	15.65	15.20	101,652,900
April 2005	12,415,000	15.70	15.00	191,624,150
September 2005	6,067,000	16.15	15.90	97,369,150
October 2005	62,300,000	16.20	15.80	995,738,850
November 2005	1,740,000	16.15	16.10	28,049,250
Total	106,010,000			1,677,034,850

Save as mentioned above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its own shares during the year.

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 20th March 2006

As at the date of this announcement, the board of directors of the Company comprises:

Non-executive Directors:	Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas
The Hong Kong and China Gas Company Limited

"Please also refer to the published version of this announcement in South China Morning Post."